[Wells Fargo & Company Letterhead]

April 26, 2023

Ms. Tonya K. Aldave	VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wells Fargo & Company/Wells Fargo Finance LLC
Registration Statement on Form S-3, as amended
File Nos. 333-270532 and 333-270532-01
Acceleration Request

Dear Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wells Fargo & Company and Wells Fargo Finance LLC hereby respectfully request that the effective date of the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), be accelerated and that such Registration Statement be declared effective at 4:00 p.m. Eastern Time on Thursday, April 27, 2023, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Faegre Drinker Biddle & Reath LLP, by calling Dawn Pruitt at (612) 766-7103.

Thank you for your assistance in this matter.

Very truly yours,

WELLS FARGO & COMPANY

By:	/s/ Bryant Owens
Bryant Owens Its: Senior Vice President and Assistant Treasurer

WELLS FARGO FINANCE LLC

By:	/s/ Bryant Owens
Bryant Owens Its: Senior Vice President and Assistant Treasurer